INSURANCE BINDER

Original

NAMED INSURED

Brazos Capital Management, LP

5949 Sherry Lane, Suite 1600
Dallas, TX 75225

BINDER DATE	BINDER NO.

02/28/08	149329

CLIENT CODE	POLICY TYPE

BRAZMU	Renewal

ACCOUNT EXECUTIVE
John Feniello 646-810-3520

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
03/01/08	03/01/09	BINDER	St. Paul Fire & Marine Ins.
COVERAGE DESCRIPTION AND AMOUNTS/LIMITS
Coverage: Investment Company Blanket Bond

Limit of Liability (single) inclusive of
Defense Costs, Charges and Expenses: $1,250,000

Deductible (each and every loss): $5,000

One Year Premium: $3,500

Coverage is bound pursuant to the expiring terms and conditions of Policy
Number: 490PB1496

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates.  This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: $3,500	St. Paul Fire & Marine Ins. Co.

Confirmed By:	Authorized Representative: Steven Foster
At Frank Crystal & Co., Inc. Refer To:
John Feniello	Admitted: X Non-Admitted:

Brazos Resolutions

Fidelity Bond

FURTHER VOTED:  That the renewal of the fidelity bond and the premium allocation as presented to this meeting be, and it hereby is, approved; and it was

FURTHER VOTED:  That, within 10 days of receipt of the fidelity bond, the officers of the Trust shall file said bond with the Securities and Exchange Commission, together with such information as is required by Rule 17g-1 under the Investment Company Act of 1940; and it was

FURTHER VOTED:  That the officers of the Trust be, and they hereby are, authorized to take such actions as are necessary to complete properly said filing.